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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January 2011

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

Unit 170 – 4320 Viking Way, Richmond, BC Canada V6V 2L4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_______________.

Exhibit No.	Document
1.	January 13, 2011 News Release – $200,000 Private Placement Closed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date: January 19, 2011

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

NEWS RELEASE

APH:TSX-V,

APCSF:OTCQB

ALDA Pharmaceuticals Closes Private Placement for

Gross Proceeds of $200,000

January 13, 2011 - Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V, the “Company”) is pleased to announce that it has closed the private placement announced December 8th, 2010.  The Company has issued a total of 2,000,000 Units at a price of $0.10 per Unit for gross proceeds of $200,000.  Each Unit consists of one common share of ALDA and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of ALDA at a price of $0.20 per common share until January 12, 2013 subject to a forced exercise provision attached to each warrant commencing on the day following the expiry of any applicable hold period on the underlying Common Shares, stating that if, for ten consecutive trading days, the closing price of the listed shares of the Company exceeds $0.40 then the exercise period of the warrants will be reduced to a period of 10 days following such trading days.

Insiders of ALDA subscribed for 1,670,000 Units on the same terms as arm's length investors, constituting a related party transaction pursuant to Multilateral Instrument 61-101 and TSX Venture Exchange Policy 5.9.  Such Insider participation was exempt from the requirement to obtain an independent valuation pursuant to Section 5.5(b) of MI 61-101 and the requirement to obtain minority shareholder approval pursuant to Section 5.7(1)(b) of MI 61-101.

All securities issued with respect to the private placement are subject to a hold period expiring on May 13, 2011 in accordance with the policies of the TSX Venture Exchange and applicable Canadian securities laws.

About ALDA Pharmaceuticals Corp.

ALDA is focused on the development of infection-control therapeutics derived from its patented T36® technology. The company trades on the TSX Venture Exchange under the symbol APH and on the OTCQB under the symbol APCSF. The Company was the Official Supplier to the Vancouver 2010 Olympic Winter Games and the Vancouver 2010 Paralympic Winter Games and is the Official Supplier to the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for antiseptic hand sanitizer, disinfectant and disinfectant cleaning products. The Company was also selected as one of the TSX Venture 50 companies in the Technology and Life Sciences sector for 2010.

Terrance G. Owen, Ph.D., MBA

President & CEO
ALDA Pharmaceuticals Corp.

www.aldacorp.com

Investor Relations

Scott Young

604-377-5781

604-521-8300 Ext 203

scott_young@aldacorp.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The Units, common shares, warrants and the common shares issuable upon exercise of the warrants have not been registered under the United States Securities Act of 1933 (the “Act”) and may not be offered or sold absent registration under the Act or an applicable exemption from the registration requirements thereof.  This news release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp. Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4 Telephone [604] 521.8300 - Facsimile [604] 521.8322 www.aldacorp.com